SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-10863

York International Corporation
(Exact name of registrant as specified in its charter)
631 South Richland Avenue, York, PA 17403
(717) 771-7890
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
1. Common Stock, $.005 par value per share
2. 6.625% Senior Notes due August 2006
3. 6.70% Senior Notes due June 2008
4. 5.80% Senior Notes due November 2012
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date:

1. 0 2. 11 3. 7 4. 3

        Pursuant to the requirements of the Securities Exchange Act of 1934, York International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 9, 2005	By: /s/ Jerome D. Okarma
Jerome D. Okarma
Secretary